

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

William Scari, Esq.
Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183

Re: Techprecision Corporation
Schedule TO-I
Filed June 29, 2011
File No. 005-81009

Dear Mr. Scari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit (a)(1)(i) – Offer to Amend

General

1. The initial expiration date of the offer has been stated in error in numerous locations, as has the length of the initial offering period. To the extent the offer has been correctly scheduled to expire on July 28, 2011, please revise to indicate the day of expiration is a Thursday and not a Friday. In addition, the offer appears to have commenced on June 29. If the offer commenced on June 29 and expires on July 28, the offer period will extend beyond 20 full business days. Please make corresponding revisions throughout the offer document to the extent necessary.

Potential Risks and Disadvantages of the Offer, page 7

2. Revise to expressly state the consequences to the option holders if the "Incentive Stock Option Status" is lost. Refer to Item 11 of Schedule TO and corresponding Item 1011(b) of Regulation M-A.

3. Revise to briefly summarize the risks to any security holder of not participating in the offer and thereby maintaining the status quo with respect to existing options.

Procedures for Accepting Offer, page 7

4. We noticed the assertion that determinations made by the issuer regarding the validity of tenders will be final and binding. Revise to indicate that option holders may challenge the issuer's determinations in a court of competent jurisdiction.

Withdrawal Rights, page 8

5. Please revise to state the existence of the withdrawal rights that option holders have available pursuant to Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 8

6. We note the representation that the issuer may assert the conditions regardless of circumstances, including any action or inaction by the issuer giving rise to such condition. All offer conditions must be reasonably specified and outside the control of the issuer. Please revise.

7. We note the representation that the determination of whether a condition has been satisfied will be within the "sole judgment" of the Board, and that one of these conditions relates to the Board's discretion to conclude that the offer is not in the best interests of the issuer. All offer conditions must be reasonably specified and outside the control of the issuer. Please revise.

Extension of the Offer; Termination; Amendments, page 10

8. The disclosure in this section indicates the issuer reserves the right to terminate the offer "in its sole discretion" prior to the date of termination. Please revise to remove the implication that the offer may be terminated at any time and for any reason and regardless of whether any of the offer conditions have been triggered.

   <u>Miscellaneous, page 10</u>

9. The disclosure implies that the offer is not being made to, and tenders will not be accepted from, certain option holders who reside in a jurisdiction where the issuer cannot comply with that jurisdiction's applicable law. The all-holders provision in Rule 13e-4(f)(8)(i) requires that the tender offer be open to all target security holders, including persons located in foreign jurisdictions. While the issuer is not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that the issuer intended to limit the offer solely in reliance on Rule 13e-4(f)(9)(ii), please clarify that point in any response letter, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

<u>Closing Comments</u>

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact me at 202.551.3266 regarding any of the comments and related matters.

         Sincerely,

         /s/ Nicholas P. Panos
         Senior Special Counsel
         Office of Mergers & Acquisitions